Exhibit 2

Contacts
Media Relations:	Investor Relations:
John Taylor	Carolyn Capaccio/Jody Burfening
Affect Strategies, Inc.	Lippert/Heilshorn &Associates
212-398-9680 x 140	212-838-3777
john@affectstrategies.com	ccapaccio@lhai.com

Arel Communications and Software Ltd.
Reports Third Quarter 2005 Results

ATLANTA – November 16, 2005 – Arel Communications and Software Ltd. (NASDAQ: ARLC) (“Arel” or “the Company”), a technology leader in universal voice, video and data communications for interactive conferencing, collaboration and training applications, reported results for the third quarter ended September 30, 2005.

Revenues from continuing operations for the third quarter were: $1,126,000 versus $836,000 in the second quarter of 2005, and $708,000 in the third quarter of 2004. Net loss for the quarter was $(1,455,000), or $(0.11) per share, versus a loss of $(134,000), or $(0.01) per share, in the second quarter of 2005 and a net loss of $(1,427,000), or $(0.11) per share in the third quarter of 2004. The quarter’s results include a one time capital gain of $125,000 or $0.01 per share, from the sale of the Company’s investment in Airspan Networks, Inc. As part of the Company’s decision to divest its subsidiary Arel Learning Solutions Inc. (“ALS”) business before 2005 year–end, the operations of ALS are considered assets held for sale and are presented at the financial statements as discontinued operations. Total revenues including ALS results were: $1,346,000 for the third quarter 2005, $1,080,000 for the second quarter 2005, and $1,038,000 for the third quarter 2004.

Philippe Szwarc, chief executive officer of Arel, stated, “During the third quarter, Arel continued to make progress in capturing our early stage opportunities in the rich media conferencing and collaboration market. We signed a new license sale with a large US beverage company, and began working with Microsoft to offer Arel Anyware, a powerful tool that adds multi-point video and voice over IP to the Microsoft Office Live Meeting platform. These strides in both direct sales and in expanding our strategic partnerships with larger vendors further extend Arel’s penetration of and access to large enterprise customer targets. Through careful cost control, we were also able to moderately narrow our loss from continuing operations versus last year.”

Mr. Szwarc concluded, “We are proud of the progress we have made in building traction in the nascent rich-media conferencing and collaboration market. While strategically and operationally meaningful, the successes we have enjoyed to date have not yet translated into sustainable revenue and profit growth. As we have repeated for the past several quarters, Arel continues to bear all the characteristics of a startup company pioneering a new, disruptive market segment and remains subject to the challenges of early stage development: unpredictable quarterly results, including return quarterly net losses; long sales cycles punctuated by an inconsistent flow of both small and large deal wins; and the need for additional investment to build an infrastructure to leverage growth opportunities, leading to negative quarterly cash flow. Given these circumstances and our anticipated cash needs, Arel has determined that it is imprudent to continue to support the costs of being a public company or to rely on public markets for financing. Therefore, we have undertaken a privatization process in order to devote Arel’s valuable resources solely to the growth opportunities that Arel’s Spotlight™, as the best of breed solution, offers.”

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Revenues for the first nine months of 2005 from continuing operations were $2,448,000 versus $2,724,000 in the first nine months of 2004. Net loss for the first nine months of 2005 was $(3,188,000), or $(0.24) per share, versus $(3,494,000), or $(0.26) per share, for the first nine months of 2004.

Conference Call
Arel’s management will host a conference call at 10:00 a.m. ET today to discuss earnings and corporate activity. Please call the following dial-in numbers to participate:
United States (888) 527-1593
International Participants (706) 679-7685
Conference ID: 2116473

The public is invited to listen to the live webcast of the conference call. For details, visit Arel’s website at www.arelcom.com. An archive of the on-line broadcast will be available on the website.

About Arel Communications and Software:
Arel Communications and Software is a leader in conferencing and collaboration solutions. Arel is focused on enhancing communications, facilitating workgroup collaboration and driving productivity in the enterprise. By providing a comprehensive application suite, Arel Spotlight(TM), for leveraging enterprise networks for rich-media communications, Arel replicates in-person meetings in the online environment. Arel’s newest solution, Arel Anyware, is an audio-visual plug-in that establishes true “face-to-face” meetings over the internet. Requiring only a webcam for full-featured video operability, users can add video conferencing to any web or IM/Presence application (such as Microsoft® Office Live Meeting(TM)). Combining voice, video and data conferencing in one easy-to-use Web-based solution, Arel fosters interactive communications that significantly improve work environments today. Arel’s solutions impact key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management. Allowing geographically dispersed users to work together in groups, attend webinars and panel discussions, participate in training courses, and have one-on-one meetings with customers or colleagues, from virtually anywhere, Arel Spotlight is a powerful tool for critical business communications. For more information, visit www.arelcom.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

All trademarks recognized.

(tables to follow)

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30		December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	1,521	4,233	3,123
Short-term investments	100	698	704
Accounts receivable:
Trade	2,462	4,378	1,681
Other	449	595	484
Investment in ArelNet Ltd.	-	548	1,070
Inventories	696	801	791
Assets of discontinued operations	200	-	-

T o t a l current assets	5,428	11,253	7,853

SEVERANCE PAY FUNDS	462	548	601
PROPERTY AND EQUIPMENT, NET	258	435	352
OTHER ASSETS	30	83	86

T o t a l assets	6,178	12,319	8,892

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	-	35	-
Accounts payable and accruals:
Trade	499	663	332
Deferred revenues	587	1,519	104
Employees related obligations	685	722	709
Other	1,035	3,044	1,894
Liabilities of discontinued operations	265		-

T o t a l current liabilities	3,071	5,983	3,039

LONG-TERM LIABILITIES:
Long-term loan from related party	1,500	-	-
Income tax payable	735	-	1,068
Accrued severance pay liability	704	779	840

T o t a l long-term liabilities	2,939	779	1,908

T o t a l liabilities	6,010	6,762	4,947

SHAREHOLDERS' EQUITY:
Share capital	4	4	4
Additional paid-in capital	54,271	54,271	54,271
Accumulated other comprehensive income	-	423	945
Accumulated deficit	(54,107)	(49,141)	(51,275)

	168	5,557	3,945

T o t a l liabilities and shareholders' equity	6,178	12,319	8,892

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30		Three moths ended September 30
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
	U.S. $ in thousands, except loss per share

REVENUES:
Sales	1,599	1,755	883	291
Services	849	969	243	417

	2,448	2,724	1,126	708
Cost of sales and services	1,056	1,171	512	257

Gross profit	1,392	1,553	614	451
Research and development expenses - net	1,845	1,458	628	458
Selling, general and administrative expenses	4,335	3,817	1,486	1,417
Income from settlement with W2COM	-	411	-	-

Operating loss	(4,788)	(3,311)	(1,500)	(1,424)
Financial income (expenses) - net	26	(13)	(27)	(3)
Capital gain from sale of investment in ArelNet Ltd	1,331	-	-	-
Capital gain from sale of investment in Airspan
Networks Inc shares	125	-	125	-

Net loss before income tax benefit	(3,306)	(3,324)	(1,402)	(1,427)
Income tax benefit	228	-	-	-

Loss from continuing opreations	(3,078)	(3,324)	(1,402)	(1,427)

Discontinued operations: Loss on disposal of
segment	(110)	(170)	(53)	(41)

Net loss for the period	(3,188)	(3,494)	(1,455)	(1,468)

Basic and Diluted loss per share from ordinary shares:
Loss per share from continuing operations	(0.23)	(0.25)	(0.11)	(0.11)

Loss per share from discontinued operations	(0.01)	(0.01)	*	*

Basic and Diluted loss per share from ordinary shares	(0.24)	(0.26)	(0.11)	(0.11)

* Represents an amount less than 0.01 per share

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Year ended December 31,
	2005	2004	2004
	(Unaudited)		(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations	(3,078)	(3,324)	(5,438)
Adjustments required to reconcile loss from continuing
operations to net cash used in operating activities from
continuing operations:	(110)	(170)	(190)
Loss from discontinued opeeation
Depreciation and amortization of property and equipment	103	179	224
Capital gain on sale of property and equipment	1	-	59
Capital gain on sale of investment in ArelNet Ltd.	(1,331)	-	-
Capital gain on sale of investment in Airspan's shares	(125)	-	-
Trading marketable securities, net	127	39	34
Allowance for doubtful accounts	(40)	115	363
Accrued employee rights up on retirement - net	3	(160)	(152)
Other - net	2	(2)	(8)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables (before allowance for
doubtful accounts)	(884)	(1,395)	1,054
Decrease (increase) in other accounts receivable	121	19	215
Decrease (increase) in inventories	89	(267)	(257)
Increase (decrease) in trade payables	229	174	(157)
Increase (decrease) in deferred revenues	483	1,225	(190)
Increase (decrease) in employees related obligations	(16)	116	(172)
Increase (decrease) in other Accounts payable and accruals
(including long-term)	(641)	(90)	103

Net cash used in operating activities from continuing operations	(5,067)	(3,541)	(4,512)

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term bank deposits - net	477	3,869	3,868
Purchase of property and equipment	(43)	(198)	(214)
Proceeds from sale of property and equipment	28	5	-
Sale of investment in ArelNet Ltd. (including Airspan's shares)	1,495	-	-
Collection of long-term loan to an employee	6	6	9
Amounts carried from (to) other assets	2	93	7

Net cash provided by (used in) investing activities	1,965	3,775	3,670

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term loan from related party	1,500	-	-
Repayment of long-term loan	-	(14)	(48)
Issuance of share capital	-	78	78
Exercise of options	-	38	38

Net cash provided by (used in) financing activities	1,500	102	68

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,602)	(336)	(774)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,123	3,897	3,897

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,521	4,233	3,123